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                                                           Medi-Ject Corporation
                                                           161 Cheshire Lane
                                                           Minneapolis, MN 55441
                                                           (612) 475-7700
                                                           Nasdaq: MEDJ



AT THE COMPANY:                          AT THE FINANCIAL RELATIONS BOARD:
Dr. Franklin Pass                        Larry Stein           Mark Muehlfelt
Chairman and CEO                         General Inquiries     Analyst Inquiries
(612) 475-7700                           (312) 266-7800        (312) 266-7800


IMMEDIATE RELEASE
MONDAY, JULY 17, 2000

             MEDI-JECT CORPORATION AND PERMATEC HOLDING AG ANNOUNCE
                  AGREEMENT TO COMBINE DRUG DELIVERY BUSINESSES

            MEDI-JECT CORPORATION TO BE RENAMED ANTARES PHARMA, INC.

  -- Antares Pharma to Capitalize on Current Products and Distribution Channels
     as well as Combine Device and Formulation Strengths to Create New Drug
                            Delivery Technologies --

Minneapolis, MN, July 17, 2000 - Medi-Ject Corporation (Nasdaq: MEDJ) today announced that it has signed a Stock Purchase Agreement with Permatec Holding AG ("Permatec"), a privately held drug delivery company located in Basel, Switzerland and three of Permatec's subsidiaries. Under the terms of the agreement, Medi-Ject will acquire all of the outstanding stock of three Permatec subsidiaries, Permatec Pharma AG (a Switzerland company), Permatec Technologie AG (a Switzerland company) and Permatec NV (a Netherlands Antilles company), in exchange for 2,900,000 shares of Medi-Ject common stock. Upon closing of the transaction, Medi-Ject will be renamed Antares Pharma, Inc. ("Antares") and Permatec will emerge as the majority shareholder of Antares, resulting in a change of control.

Completion of the transaction, which is expected to occur in the third quarter, is subject to various conditions, including approval by Medi-Ject's shareholders.

Antares will continue to market needle-free jet injectors for use with insulin and growth hormone in over 20 countries. Antares plans to introduce an estradiol transdermal patch for hormone replacement therapy in Latin America.

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Medi-Ject Corporation
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Several product development agreements will remain in place, including a recently announced agreement with BioSante Pharmaceuticals, Inc. for the commercialization of testosterone and estrogen gels and patches. These products could provide hormone replacement for men and women in the U.S. and selected Asian countries. Antares will continue to support an agreement with Solvay Pharmaceuticals of Belgium to provide a transdermal gel containing a combination of estrogen and progestigen. The combined entities will continue testing of a new needle-free injector design for the Organon division of Akzo Nobel.

The Antares research team will begin to look at sustained release formulations of drugs given by injection. Medi-Ject believes that new injector designs containing sustained release drugs could provide a market advantage and add life cycle management for injected drug formulations.

"By combining skills in device engineering and pharmaceutical formulation chemistry, diversifying our product portfolio and broadening our geographic presence, Antares will provide an important new service to our customers, pharmaceutical manufacturers," said Dr. Franklin Pass, Chairman and CEO of Medi-Ject. "We are gaining the research and business experience of Dr. Jacques Gonella and his colleagues who earlier founded a Swiss drug delivery company, which formed the core of SkyePharma plc."

"As the major drug delivery companies move closer to vertical integration as full-fledged pharmaceutical marketing entities, they create new space in what today is a $20 billion market for drug delivery technologies," said Dr. Gonella, current Chairman of Permatec. "We plan to seize this opportunity as we introduce new products, execute additional pharmaceutical alliances and offer a broad array of new technologies to the drug industry."

At closing four of the six current directors of Medi-Ject will resign and will be replaced by four designees of Permatec, including Dr. Jacques Gonella. A search for a new Chief Executive Officer has been commenced.

Any statements in this press release that are forward looking, including statements relating to terms of a business combination, merger, market opportunity, future product development, product sales, development and licensing agreements, and research activities, are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties which may affect Medi-Ject's and the combined operations' business and prospects, including changes in economic and market conditions, healthcare legislation, changes in alliances with pharmaceutical companies, the development of competing drug delivery systems, management of growth and other factors discussed in the Medi-Ject's filings with the SEC. Investors are encouraged to review Exhibit 99 to Medi-Ject's 10-K filed with the SEC and the risk factors in the proxy statement.

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Medi-Ject Corporation
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Headquartered in Minneapolis, Medi-Ject is the leading marketer of needle-free, jet injection, drug delivery systems. Medi-Ject manufactures hand-held injectors that deposit pharmaceuticals, including insulin and growth hormone, under the skin without a needle. Presently, these needle-free injection systems are distributed in over 20 countries. Medi-Ject's common stock is traded on the Nasdaq Small Cap Market under the symbol MEDJ.

Permatec, a transdermal and transmucosal drug delivery company, originally founded in Argentina by Dr. Gonella, recently completed the consolidation of its operations in Basel, Switzerland. Permatec has successfully developed patch and gel technologies. One of its most advanced products, a combination gel for hormone replacement therapy, was recently licensed to Solvay.

Information Concerning Participants
-----------------------------------
Medi-Ject, its directors, and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Medi-Ject's shareholders to approve the transaction. Please refer to Medi-Ject's definitive proxy statement for its 2000 Annual Meeting of Shareholders for a discussion of all interests, direct or indirect, by security holdings or otherwise, of such persons in Medi-Ject.

All Medi-Ject shareholders should read the proxy statement concerning the transaction that Medi-Ject has filed with the SEC and will mail to its shareholders. The proxy statement contains important information that should be considered before making any decision regarding the transaction. The proxy statement, as well as other filings containing information about Medi-Ject, may be obtained without charge, on SEC's Website at (http://www.sec.gov). Copies of the proxy statement and Medi-Ject's SEC filings that will be incorporated by reference in the proxy statement will also be obtainable, without charge, from Medi-Ject's corporate secretary. Information can be found on the Internet under Medi-Ject's site on the World Wide Web at http://www.mediject.com and under Permatec's site at http://www.permatec.com. For more information on Medi-Ject via facsimile at no additional cost, simply dial 1-800-PRO-INFO and enter Medi-Ject's ticker symbol MEDJ.


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